Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enviva Partners, LP:

We consent to the use of our report dated February 27, 2017, except as to Note 22, which is as of June 16, 2017, with respect to the consolidated balance sheets of Enviva Partners, LP and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2016, incorporated herein by reference to the Form 8-K of Enviva Partners, LP dated June 16, 2017, and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

McLean, Virginia
November 9, 2017